UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)

Invitel Holdings A/S

(formerly Hungarian Telephone and Cable Corp.)

 (Name of Issuer)

Ordinary Shares, par value €0.01 per share
 (Title of Class of Securities)

K49769 100

 (CUSIP Number)

Lawrence H. Guffey The Blackstone Group 40 Berkeley Square London W1J 5AL, U.K. +44 20 7451 4000	Andrew Sillitoe Apax Partners LLP 33 Jermyn Street London SW1Y 6DN, U.K. +44 20 7872 6300	Ola Nordquist Permira Advisers KB Birger Jarlsgatan 12 114 34 Stockholm Sweden +46 8503 122 00

Oliver Haarmann Kohlberg Kravis Roberts & Co. Ltd. 7 Carlton Gardens London SW1Y 5AD, U.K. +44 20 7839 9800	Gustavo Schwed Providence Equity LLP (formerly “Providence Equity Partners Limited”) 78 Brook Street London W1K 5EF, U.K. +44 20 7514 8800

Copy To:

Michael Wolfson, Esq.
Simpson Thacher & Bartlett LLP
CityPoint
One Ropemaker Street
London EC2Y 9HU, U.K.
+44 20 7275 6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

This Amendment No. 10 to the Schedule 13D of Nordic Telephone Company ApS  (“NTC”) and the other joint filing persons as described therein amends and supplements the Schedule 13D filed by NTC on January 25, 2006, as amended prior to this Amendment No. 10 (collectively, the “Schedule 13D”).  The Schedule 13D was previously filed by NTC with respect to its beneficial ownership of common stock, par value $.001 per share, of Hungarian Telephone and Cable Corp. (“HTCC”).  Invitel Holdings A/S is the successor, pursuant to a merger and related transactions, to HTCC in accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended.  Therefore, the Schedule 13D, as amended by this Amendment No. 10, now relates to the beneficial ownership by NTC of the ordinary shares, par value €0.01 per share (the “Ordinary Shares”), and the American depositary shares, each representing one Ordinary Share (the “ADSs” and, together with the Ordinary Shares, the “Shares”), of Invitel Holdings A/S (“the Issuer”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Neither the filing of this Amendment No. 10 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that any such person is the beneficial owner of any of the shares of the Issuer referred to herein for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 4. Purpose of Transaction

The information set forth in response to Item 6 of this Amendment No. 10 is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

“On September 30, 2009, TDC entered into a Sale and Purchase Agreement (the “Sale Agreement”) with Hungarian Telecom (Netherlands) Cooperatief U.A. (the “Equity Purchaser”) and Hungarian Telecom Finance International Limited (the “Debt Purchaser” and together with the Equity Purchaser, the “Purchasers”). The Purchasers are affiliates of Mid Europa Partners. Pursuant to the Sale Agreement and subject to the terms and conditions contained therein, TDC will (i) sell its entire shareholding in the Issuer (the “TDC Shares”) to the Equity Purchaser for cash consideration of U.S.$10,799,782 in the aggregate and (ii) cause the transfer by a subsidiary of TDC (“TDC Sub”) to the Debt Purchaser of all TDC Sub’s rights and obligations under a loan agreement, dated March 2, 2009, among TDC Sub, Magyar Telecom B.V. and the Issuer (the “Seller Loan”), for cash consideration of €34,135,000.

On September 30, 2009, the Issuer entered into a Debt Restructuring Agreement (the “Invitel Agreement”) with the Debt Purchaser pursuant to which, and subject to the terms and conditions contained therein, the Debt Purchaser will make a tender offer for all outstanding €125,000,000 Floating Rate Senior PIK Notes due 2013 (the “2006 PIK Notes”) of HTCC Holdco I B.V. (“HTCC Sub” and such tender offer, the “PIK Notes Tender Offer”) and the Issuer will cause HTCC Sub to solicit consents from the holders of the 2006 PIK Notes to modify certain provisions of the indenture governing the 2006 PIK Notes (the “Consent Solicitation”). In addition, Magyar Telecom B.V., a subsidiary of the Issuer (“Magyar Telecom”), intends to (i) seek to acquire a portion of its outstanding €200,000,000 Floating Rate Senior Notes due 2013 (the “2007 Notes”) and €142,000,000 10.75% Senior Notes due 2012 (the “2004 Notes”) from holders of such notes outside the United States (the “Cash-Paid Notes Acquisition”) and (ii) repay an amount equal to €10,700,000 of the outstanding principal amount of its existing subordinated term loan governed by the Subordinated Loan Agreement, dated March 4, 2009, among Magyar Telecom, BNP Paribas, Calyon, BNP Paribas Trust Company UK Limited and certain guarantors (the “Subordinated Term Loan”). The partial repayment of the Subordinated Term Loan and the payment by Magyar Telecom of 2004 Notes and/or 2007 Notes tendered for purchase pursuant to the Cash-Paid Notes Acquisition is subject to, among other things, Magyar Telecom obtaining the proceeds of a new shareholder loan of up to €91,452,796 (the “New Shareholder Loan”), which will be provided by the Debt Purchaser.

The consummation of the sale of the TDC Shares and the Seller Loan to the Purchasers is subject to certain conditions, including, among other conditions, (i) competition law approval in Austria, (ii) the effectiveness of certain amendments to the Issuer’s existing senior facility, (iii) the approval of the transactions contemplated by the Invitel Agreement by the shareholders of the Issuer at a general meeting, and (iv) satisfaction or waiver of the conditions to closing under the Invitel Agreement. The Serbian competition authority will be requested to approve the sale of the TDC Shares to the Equity Purchaser (“Serbian Clearance”). If, at the time the aforementioned conditions have been satisfied or waived, no Serbian Clearance has been received, the Equity Purchaser will acquire approximately half of the TDC Shares at the closing and the remaining TDC Shares are expected to be transferred by March 31, 2010 (the “Second Closing”).

The consummation of the transaction contemplated by the Invitel Agreement is subject to, among other conditions, (i) the approval by the shareholders of the Issuer at a general meeting (including the election of certain representatives of the Purchasers as directors of the Issuer as of closing), (ii) satisfaction or waiver of the conditions to the consummation of the PIK Notes Tender Offer and the Cash-Paid Notes Acquisition, (iii) a successful Consent Solicitation, (iv) the effectiveness of certain amendments to the Issuer’s existing senior facility, (v) receipt by Magyar Telecom of the proceeds of the New Shareholder Loan, and (vi) satisfaction or waiver of the conditions to closing under the Sale Agreement.

Consummation of the PIK Notes Tender Offer and the Cash-Paid Notes Acquisition is subject, among other conditions, to (i) the sale of the TDC Shares (or, in the event of a Second Closing, of approximately half the TDC Shares) to the Equity Purchaser and the transfer of the Seller Loan to the Debt Purchaser, (ii) the tendering of at least a majority of the aggregate principal amount of the outstanding 2006 PIK Notes, (iii) a successful Consent Solicitation, (iv) the tender of at least €85 million in aggregate principal amount of 2007 Notes and/or 2004 Notes, (v) the receipt of consents from lenders under the Issuer’s senior facility permitting a change of control of the Issuer, and (vi) the approval of the transactions contemplated in the Invitel Agreement by the shareholders of the Issuer at a general meeting.

TDC has committed to the Purchasers to vote in favor of (i) the approval of the Invitel Agreement at a general meeting of shareholders to be convened by the Issuer and (ii) the election of certain representatives of the Purchasers to the board of directors of the Issuer. The Sale Agreement provides for the resignation of TDC’s representatives on the board of directors of the Issuer at closing. In the event of a Second Closing, two out of the current four representatives of TDC on such board will resign at the initial closing and be replaced by representatives of the Equity Purchaser. The remaining representatives of the TDC will resign from the board of directors of the Issuer and be replaced by representatives of the Equity Purchaser at the Second Closing. TDC has agreed with the Purchasers not to vote its shares in the Issuer in approval of any action that would constitute a breach of the Issuer’s interim business conduct covenants contained in the Invitel Agreement.

TDC has made representations and warranties to the Purchasers in relation to, among other things, its due organization and authority to enter into the Sale Agreement, its ownership of the TDC Shares, the existence of certain tag-along rights, the absence of conflicts or litigation that would be an impediment to closing, required filings and consents, brokers’ fees, and the absence of claims against or agreements with the Issuer. The Purchasers have made representations and warranties to TDC with respect to their respective organization and authority, the absence of conflicts or litigation that would be an impediment to closing, required filings and consents, the content of certain offer documents, brokers’ fees, and financing commitments. None of the representations, warranties, covenants or agreements of the parties under the Sale Agreements will survive closing.

The Sale Agreement imposes certain contractual restrictions on the ability of the Debt Purchaser to extend, terminate, amend the terms of, or waive conditions under the PIK Notes Tender Offer and the Cash-Paid Notes Acquisition.

TDC has undertaken to provide the Purchasers with reasonable assistance in connection with the implementation of certain amendments to the Issuer’s existing senior facility. The Purchasers have undertaken to use their reasonable best efforts in order to obtain the proceeds of certain financing commitments. In addition, the Purchasers made a commitment to TDC to take any and all steps in order to eliminate any impediment under Serbian competition rules to the consummation of the transactions contemplated by the TDC Agreement.

Each of TDC and the Purchasers may terminate the Sale Agreement if the closing has not occurred by December 28, 2009 or if the other party is in breach of its representations, warranties, covenants or agreements under the Sale Agreement. In the event of a Second Closing, however, the termination date will be extended to March 31, 2010. Both TDC and the Purchasers are entitled to specific performance under the Sale Agreement.

The Issuer has advised TDC that it will file the Invitel Agreement as an exhibit to a Form 6-K to be filed by it in connection with the Invitel Agreement and the transactions contemplated thereby. The foregoing description of the Invitel Agreement is qualified in its entirety by reference to such exhibit.

A copy of the Sale Agreement is attached as an exhibit to the Schedule 13D/A filed by TDC A/S on the date hereof and such exhibit is incorporated by reference herein. The foregoing description of the TDC Agreement is qualified in its entirety by reference to such exhibit.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2009

NORDIC TELEPHONE COMPANY APS
By:	/s/ Andrew Sillitoe

Andrew Sillitoe
Director

By:	/s/ Oliver Haarmann

Oliver Haarmann
Director

By:	/s/ Gustavo Schwed

Gustavo Schwed
Director

By:	/s/ Lawrence H. Guffey

Lawrence H. Guffey
Director

By:	/s/ Kurt Björklund

Kurt Björklund
Director

NORDIC TELEPHONE COMPANY INVESTMENT APS
By:	/s/ Andrew Sillitoe

Andrew Sillitoe
Director

By:	/s/ Oliver Haarmann

Oliver Haarmann
Director

By:	/s/ Gustavo Schwed

Gustavo Schwed
Director

By:	/s/ Lawrence H. Guffey

Lawrence H. Guffey
Director

By:	/s/ Kurt Björklund

Kurt Björklund
Director

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-A, L.P.

By:	/s/ Andrew Sillitoe

Andrew Sillitoe
Authorized Person

For and on behalf of Apax Partners Europe Managers Ltd. as Manager of Apax Europe VI-1 L.P.

By:	/s/ Andrew Sillitoe

Andrew Sillitoe
Authorized Person

For and on behalf of Apax Europe VI GP, Co. Ltd. as general partner of Apax Europe VI GP, L.P. Inc.

By:	/s/ Denise Fallaize

Denise Fallaize
Authorized Person

For and on behalf of Apax Europe VI GP, Co. Ltd.

By:	/s/ Denise Fallaize

Denise Fallaize
Authorized Person

For and on behalf of Apax Partners Europe Managers Ltd.

By:	/s/ Andrew Sillitoe

Andrew Sillitoe
Authorized Person

For and on behalf of

Apax Angel Syndication Partners (Cayman) GP Ltd acting in its capacity as general partner of

Apax Angel Syndication Partners (Cayman) L.P.

By:	/s/ Mark Cook

Mark Cook
Authorized Signatory

Apax Angel Syndication Partners (Cayman) GP Ltd

By:	/s/ Mark Cook

Mark Cook
Authorized Signatory

Blackstone NSS Communications Partners (Cayman) L.P.

By Blackstone Communications Management Associates (Cayman) L.P., its General Partner

By Blackstone Communications GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Family Communications Partnership (Cayman) L.P.

By Blackstone Communications GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Capital Partners (Cayman) IV L.P.

By Blackstone Management Associates (Cayman) IV L.P., its General Partner

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Capital Partners (Cayman) IV-A L.P.

By Blackstone Management Associates (Cayman) IV L.P., its General Partner

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Family Investment Partnership (Cayman) IV-A L.P.

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Participation Partnership (Cayman) IV L.P.

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Authorized Person

Blackstone Communications Management Associates (Cayman) L.P.

By Blackstone Communications GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone Management Associates (Cayman) IV L.P.

By BCP IV GP L.L.C., its General Partner

By:	/s/ Robert L. Friedman

Robert L. Friedman
Manager

Blackstone FI Communications Associates (Cayman) Ltd.

By:	/s/ Robert L. Friedman

Robert L. Friedman
Director

Blackstone LR Associates (Cayman) IV Ltd.

By:	/s/ Robert L. Friedman

Robert L. Friedman
Director

/s/ Stephen A. Schwarzman

Stephen A. Schwarzman

Signed by for and on behalf of

KKR Millennium Fund (Overseas), Limited Partnership

By: KKR Associates Millennium (Overseas), Limited Partnership, its general partner

By: KKR Millennium Limited, its general partner

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Associates Millennium (Overseas), Limited Partnership

By: KKR Millennium Limited, its general partner

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Millennium Limited

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR European Fund II, Limited Partnership

By: KKR Associates Europe II, Limited Partnership, its general partner

By: KKR Europe II Limited, its general partner

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Associates Europe II, Limited Partnership

By: KKR Europe II Limited, its general partner

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Europe II Limited

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR Partners (International) Limited Partnership

By: KKR 1996 Overseas Limited

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by for and on behalf of

KKR 1996 Overseas Limited

By:	/s/ William J. Janetschek

William J. Janetschek
Authorized Person

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P. 1)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
general partner of Permira Europe III L.P. 2)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P. as	)
managing limited partner of Permira Europe III GmbH & Co. KG	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Nominees Limited as nominee for	)	Alternate Director
Permira Investments Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as administrator of	)	Alternate Director
Permira Europe III Co-investment Scheme	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited as general partner of	)	Alternate Director
Permira Europe III G.P. L.P.	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe III G.P. Limited	)	Alternate Director

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Holdings Limited	)	Alternate Director

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
general partner of Permira Europe II L.P. 1,	)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
general partner of Permira Europe II L.P. 2)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
managing general partner of	)
Permira Europe II C.V. 3)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P. as	)	Alternate Director
managing general partner of	)
Permira Europe II C.V. 4)
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira (Europe) Limited as manager of	)	Alternate Director
Permira Europe II Co-investment Scheme	)

Signed by	)	/s/ Sarah Biggins
for and on behalf of	)	Sarah Biggins
SV (Nominees) Limited as nominee for	)	Director
Schroder Ventures Investments Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira Europe II Managers L.P.	)	Alternate Director
acting by its general partner	)
Permira (Europe) Limited	)

Signed by	)	/s/ Kees Jager
for and on behalf of	)	Kees Jager
Permira (Europe) Limited Alternate Director	)	Alternate Director

PROVIDENCE EQUITY OFFSHORE PARTNERS V L.P.

By: Providence Equity Offshore GP V L.P., the General Partner

By: Providence Equity Partners (Cayman) V Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OFFSHORE GP V L.P.

By: Providence Equity Partners (Cayman) V Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY PARTNERS (CAYMAN) V LTD.

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OFFSHORE PARTNERS IV L.P.

By: Providence Equity Offshore GP IV L.P., the General Partner

By: Providence Equity Partners (Cayman) IV Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OFFSHORE GP IV L.P.

By: Providence Equity Partners (Cayman) IV Ltd., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY PARTNERS (CAYMAN) IV LTD.

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Person

PROVIDENCE EQUITY OPERATING PARTNERS IV L.P.

By: Providence Equity GP IV L.P., the General Partner

By: Providence Equity Partners IV L.L.C., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Signatory

PROVIDENCE EQUITY GP IV L.P.

By: Providence Equity Partners IV L.L.C., its general partner

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Signatory

PROVIDENCE EQUITY PARTNERS IV L.L.C.

By:	/s/ Paul J. Salem

Paul J. Salem
Authorized Signatory

PROVIDENCE SYNDICATION PARTNERS (CAYMAN) L.P.

By: Providence Syndication Partners (Cayman) GP, Ltd., its general partner

By:	/s/ Jonathan M. Nelson

Jonathan M. Nelson
Authorized Signatory

PROVIDENCE SYNDICATION PARTNERS (CAYMAN) GP, LTD.

By:	/s/ Jonathan M. Nelson

Jonathan M. Nelson
Authorized Signatory

By:	/s/ Paul J. Salem

Paul J. Salem

By:	/s/ Jonathan M. Nelson

Jonathan M. Nelson

By:	/s/ Glenn M. Creamer

Glenn M. Creamer